
02006911


RECEIVED
FEB 2 8 2002
352
PROCESSING
SECTION

V+ 5-11-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 47810

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Valdés & Moreno, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Genessee Street, Suite 630
(No. and Street)

Kansas City, MO 64102-1039
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco R. Listrom (816) 221-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s, P.C.
(Name — *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110, Overland Park, KS 66202
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/02

OATH OR AFFIRMATION

I, Marco R. Listrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdes & Moreno, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LINDA K JONES
NOTARY PUBLIC STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXP. MAY 21,2002

Linda K Jones
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Controls required by SEC. Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of **Valdés & Moreno, Inc.** as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Valdés & Moreno, Inc.** as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Higdon & Hale
Certified Public Accountants
February 22, 2002

EXHIBIT A

VALDÉS & MORENO, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	5,439
Receivable from clearing broker		12,429
Deposit with clearing broker		10,000
Accounts receivable – employees		1,624
Total current assets		29,492
DEPRECIABLE ASSETS		
Office equipment		30,211
Accumulated depreciation		(21,971)
Net depreciable assets		8,240
OTHER ASSETS		
Investments		72,300
Deposits		700
Total other assets		73,000
TOTAL ASSETS	$	110,732

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	5,390
Accrued payroll		3,135
Accrued payroll taxes		1,227
Total current liabilities		9,752
STOCKHOLDER'S EQUITY		
Capital stock		92,000
Retained earnings		8,980
Total stockholder's equity		100,980
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	110,732

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

VALDÉS & MORENO, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions		$ 140,649
Trading gains		61,575
Miscellaneous		7,586
Total revenues		209,810
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 35,247	
Other charges	2,642	37,829
GROSS MARGIN		171,921
EXPENSES		
Employee compensation and benefits		91,763
Quotation		12,674
Travel and entertainment		12,548
Advisory fees		12,000
Office expense		20,292
Regulatory expense and fees		1,483
Depreciation		5,117
Miscellaneous		17,772
Total expenses		173,649
INCOME (LOSS) BEFORE INCOME TAXES		(1,728)
PROVISION FOR INCOME TAXES		---
NET INCOME (LOSS)		$ (1,728)

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

VALDÉS & MORENO, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Class A & B	Preferred Stock	Retained Earnings
BALANCE, BEGINNING OF YEAR	$ 2,000	$ 90,000	$ 10,708
Additions	---	---	---
Dividends	---	---	---
NET INCOME (LOSS)	---	---	(1,728)
BALANCE, END OF YEAR	$ 2,000	$ 90,000	$ 8,980

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

VALDÉS & MORENO, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (1,729)
Depreciation	5,117
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in receivable from clearing broker	(1,684)
(Increase) decrease in accounts receivable – employee	(1,624)
(Increase) decrease in prepaid expenses	475
Increase (decrease) in accounts payable	(1,807)
Increase (decrease) in accrued liabilities	(5,690)
Net cash provided by operating activities	(6,942)
CASH FLOWS USED BY INVESTING ACTIVITIES:	
Purchase of depreciable assets	(2,490)
CASH USED IN FINANCING ACTIVITIES:	
Decrease in notes payable	(300)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,732)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	15,171
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,439

The accompanying notes are an integral part of these financial statements.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

A. *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B. *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2001 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2001, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2001 are as follows:

Interest	$	515
Income taxes	$	566

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are changed to operations when incurred. Betterments and renewals are capitalized. Depreciation expense for the year ended December 31, 2001 was $ 5,117.

See independent auditor's report

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 2 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2001, the Company had aggregate indebtedness of $ 9,752 and net capital of $ 18,116 which resulted in a ratio of .54 to 1 and a ratio requirement of less than its minimum requirement of $ 5,000. Therefore, at December 31, 2001, based on its minimum requirement, the Company had excess net capital of $ 13,116.

NOTE 3 RELATED PARTIES

The controlling Shareholder of the Company also owns 52% of the voting stock of Valdés Capital Management, Inc., an investment advisory firm. Valdés Capital Management, Inc. provides investment advice to the Company that is used by the Company in formulating investment recommendations for its customers. The Company paid Valdés Capital Management, Inc., advisory fees totaling $ 12,000 in 2001.

NOTE 4 CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding

Preferred stock; $100 par value,
900 shares issued and outstanding

During 2000, the Board of Directors deemed it desirable and in the best interest of the Company to amend its articles of incorporation to provide for an increase in the number of authorized shares of Class B Common stock from 100 shares to 100,000 shares, and the authorization of 5,000 shares of Preferred stock, with a par value of $100 per share. In addition, the Class B Common stock was split 100 shares for each share previously held and the par value was decreased to $.01 per share.

NOTE 5 INVESTMENTS

At December 31, 2001, the Company held 1,000 shares common stock in NASDAQ Stock Market, Inc., for which it paid $13.00 per share and 4,300 warrants to purchase 17,200 shares of common stock in NASDAQ for which it paid $59,300 or approximately $13.79 per warrant. Each warrant is exercisable into one share of common stock in four different Traunches at prices ranging from $15.00 to $18.00 per share, over four years beginning June 30, 2002. Management believes it is not practicable to estimate the fair value of its investment because it consists of the securities of a company that is not publicly traded; therefore the investment is carried at cost. During 2001 Hellman & Friedman L.L.C., a San Francisco based private equity firm purchased $240 million of

See independent auditor's report

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 5 **INVESTMENTS (continued)**

convertible subordinated debentures from NASDAQ common stock at a price of $20 per share at any time during the next five years. These proceeds were then used by NASDAQ purchase NASDAQ shares owned by the National Association of Securities Dealers, Inc. at $13 per share.

The first nine months of 2001, the total assets of NASDAQ increased (in thousands) from $1,171,133 to $1,318,455, while net income increased (in thousands) from $12,588 to $53,720.

NOTE 6 **LEASE COMMITMENTS**

The Company presently leases office space on a month to month basis at $ 800 per month.

See independent auditor's report

SUPPLEMENTAL INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			100,980 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			100,980 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			100,980 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		82,864 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-82,864 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			18,116 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	

See independent auditor's report

B. Subordinated securities borrowings [3670]

C. Trading and investment securities:

1. Exempted securities [3735]

2. Debt securities [3733]

3. Options [3730]

4. Other securities [3734]

D. Undue Concentration [3650]

E. Other (List)

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]

	0 [3736]	0 [3740]
10. Net Capital		18,116 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	650 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	13,116 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	17,140 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 9,752 [3790]

17. Add:

A. Drafts for immediate credit [3800]

See independent auditor's report

B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		9,752 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 54 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

NOTE: There were no material differences noted in the computation of net capital between the audited financial statements and that of the firm's audited Focus Report filing.

SCHEDULE II

VALDÉS & MORENO, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

SCHEDULE III

VALDÉS & MORENO, INC.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
Valdés & Moreno, Inc.

In planning and performing our audit of the financial statements of **Valdés & Moreno, Inc.** for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Higdon & Hale
Certified Public Accountants
February 22, 2002

VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2001